NESTLÉ S.A.

02 APR 17

SHARE TRANSF



02028468

SEC
Office International Corp.Finance
450 Fifth Avenue, Room 3094
US-Washington, DC 20549

YOUR REF. OUR REF. SH/cds CHAM (SWITZERLAND), April 3, 2002

Nestlé S.A. Official dividend 2001 announcement

SUPPL

Dear Madam, Dear Sir,

We have pleasure in sending you herewith, for your information, a copy of the English text of the above-mentioned dividend announcement.

Publication by the press in Switzerland is planned for Wednesday, April 17, 2002. The Ordinary General Meeting of Shareholders on April 11, 2002, will have to decide on the amount of the dividend.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Yours sincerely,

NESTLÉ S.A.

Share Transfer Office

Enclosures

CH-6330 CHAM (SWITZERLAND) ZUGERSTRASSE 8 TELEPHONE (041) 780 20 22 TELEFAX (041) 780 20 58
PLEASE ADDRESS ALL CORRESPONDENCE REGARDING THE SHARE REGISTER TO THE SHARE TRANSFER OFFICE IN CHAM



NESTLÉ S.A.

NESTLÉ S.A., Cham and Vevey

Payment of dividend

Notice is hereby given to shareholders that following a resolution of the General Meeting of Shareholders held on April 11, 2002, the following dividend for the business year 2001 will be paid to them as from April 17, 2002:

gross CHF 6.40 per share

less Swiss federal withholding tax of 35%.

All dividends will be paid by bank transfer to the shareholder's account or by cheque, in accordance with the instructions received from the shareholders.

Cham and Vevey, April 17, 2002
Switzerland

The Board of Directors